Filed by Cendant Corporation
                                               Commission File No. 1-10308
                      Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Fairfield Communities, Inc.
                                                Commission File No. 1-08096



This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


In connection with the proposed transaction, Cendant Corporation will file a Registration Statement on Form S-4 and Fairfield Communities, Inc. will file a Proxy Statement, each with the Securities and Exchange Commission. Investors and security holders are advised to read the Registration Statement on Form S-4 and the Proxy Statement when they become available, because they will contain important information. Investors and security holder may obtain a free copy of the Registration Statement on Form S-4 and the Proxy Statement (when available) and other documents filed by Cendant Corporation and Fairfield Communities with the SEC at the SEC's web site at http://ww.sec.gov. Free copies of the Registration Statement on From S-4, once available, and Cendant Corporation's other filings with the SEC may also be obtained from Cendant Corporation via its web site at http://www.cendant.com or by directing a request to Investor Relations, Cendant Corporation, 9 West 57th Street, New York, NY 10019, telephone:
(212) 413-1845. Free copies of the Proxy Statement, once available, and Fairfield Communities' other filings with the SEC may also be obtained by directing a request to Investor Relations, Fairfield Communities, 8669 Commodity Circle, #200, Orlando, FL 32819, telephone: (407) 370-5200.

Fairfield, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Fairfield security holders in favor of the adoption of the proposed transactions. A description of any interest that Fairfield's directors and executive officers have in these transactions will be available in the Proxy Statement, which may be obtained without charge at the SEC's web site at http://www.sec.gov.


                            CENDANT CORPORATION
                         GRAND SLAM CONFERENCE CALL
                              HENRY SILVERMAN
                              NOVEMBER 2, 2000



SAM LEVENSON
         Good morning, and welcome to Cendant Corporation's conference call and webcast.

         Before I turn the call over to the Chairman I would like to remind everyone of three things.

         First, the rebroadcast, reproduction or retransmission of this conference call and webcast without the expressed written consent of Cendant Corporation is strictly prohibited.

         Second, if you did not receive a copy of our news release, it is available on our Web site at www.cendant.com. Visitors to our website can also sign up for future e-mail alerts for new press releases, new SEC filings or additions to our Calendar of Events. News releases may also be obtained via the company's fax-on-demand system at 877-446-3623; or on the First Call system.

         Finally, the company may make statements about future results during this call. Statements about future results made in the call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements.

         Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company's Quarterly Report on Form 10-Q for the period ended June 30, 2000.

         And now at this time I would like to turn the call over to the Cendant Chairman, President and Chief Executive Officer, Henry Silverman.

HENRY SILVERMAN:

         Thank you Sam, and good morning, everyone.  Thank you for joining us.

         Also with Sam and me here today is Steve Holmes, the Chairman of our Travel Division and Denise Gillen from our Investor Relations department.

          This morning we announced jointly with Fairfield Communities that we have signed a definitive agreement for Cendant to acquire all of the outstanding shares of Fairfield for $15 per share. It is subject to customary regulatory approvals and approval of Fairfield shareholders.

         As most of you are aware, we are committed to accelerating the growth of our revenues and earnings in those areas of our operations where we have core competencies. And to do so, acquisitions will be playing a key role.

         Last quarter we announced the acquisition of two relocation companies, the Amerihost lodging brand and a preliminary offer to acquire the remaining shares of Avis Group. We hope to reach resolution on that bid by the end of November. Today's announcement is another exciting acquisition in the Travel related services arena.

         I would like to first spend a minute putting this transaction in context.

         As we have always discussed, as business models change and evolve, companies have to be flexible enough to adapt to new circumstances. This is what is happening in timeshare today.

         Timeshare is the fastest growing sector of the travel industry. Sales of timeshare units have compounded at 15% over the last 20 years, driven in large part by the invention of the exchange companies, first RCI and then Interval International.

         However, over time, the exchange market has segmented along the lines of RCI having a concentration of large independents and Interval International having many of the brands. This was a conscious decision by RCI management. The brands are low margin, as Marriot, for example, does so many internal exchanges that the external exchange fees are minimal. What our customers - the independent timeshare developers - are looking for is help with sales and marketing. This is the largest component of cost - generally the cost of the unit is only 25% of the sales price, but the sales cost is over 50%. Fairfield is the leader in this area with a comparative advantage in very sophisticated direct marketing systems - a skillset we believe we can bring real synergies to, including the Cendant database. We expect to offer these core competencies to our other clients of RCI, thus materially extending the RCI product line and creating a potentially significant new source of revenue and profit growth.

         Fairfield Communities, with more than 324,000 vacation-owning households, is the largest vacation ownership company in the United States, marketing and managing resort properties at 33 locations in 12 states and the Bahamas. This year over 625,000 families will visit Fairfield resorts. Fairfield operates over 32 dedicated sales centers, including over 2,500 telemarketers in 10 call centers, and manages over 110 resorts.

         For the twelve months ended September 30, Fairfield recorded approximately $560 million in revenue and $64 million in net earnings. Revenue grew 18% over the comparable period a year earlier and net earnings rose over 20% versus the comparable period.

         Fairfield is a profitable addition to Cendant's portfolio. It is growing top line and bottom line at higher rates than we, and, as I said earlier, it is strategically important to us as it allows us to extend our product offerings in one of our core business areas, serving timeshare developers. Fairfield's industry leading management team, and their capabilities in timeshare sales, finance, property management and club management are complementary to those of Cendant's existing timeshare services company, RCI - the world's leader in vacation exchange and timeshare consulting and technology. The acquisition, when approved and closed, will be immediately accretive to Cendant's revenue and earnings growth, and add to our cash flow.

         Through the acquisition of Fairfield we can materially expand our product and service offerings to the Timeshare development community. Fairfield is known for its outstanding sales, marketing and management systems. Cendant will now be able to offer these services to our customers
- RCI affiliates - as well as independent developers and new entrants, allowing them to dramatically improve their operations without requiring the investment in infrastructure and overhead in all areas necessary to successfully participate in the vacation ownership industry.

         In addition, adding Fairfield's 175,000 Fairshare Plus points based program members and inventory will bring critical mass to RCI's Global Points Network. We expect GPN to grow with much greater velocity over time. This product is RCI's response to consumer demand for more flexibility, more choices, and more value-added services in vacation ownership.

         Further, the acquisition of Fairfield gives us scale in the area of property management. Whereas RCI manages about 30 resorts today, Fairfield manages 110 properties. This may be a natural extension for our hotel business.

         And, of course, other opportunities exist with this transaction. For example, today Fairfield successfully sells a timeshare unit to one out of every ten prospects that tour its properties. If we can increase that close rate by 100 basis points, it will add $25 million in EBITDA. Doubling the close rate will double the EBITDA. That's an enormous upside.

         Fairfields' customer base mirrors the demographics of the consumers of Cendants' brands. Therefore we believe that opportunities exist to attract Cendant customers to buy Fairfield properties.

         Finally, we also believe that an opportunity exists to further consolidate this segment of the travel industry. By taking out competitors in markets where Fairfield has significant presence, hiring their best salespeople and eliminating overhead, significant synergies can be recognized through consolidation.

         Now, let me take another moment to discuss the structure of this acquisition.

         We have agreed to acquire all of the outstanding shares of Fairfield Communities for $15 per share. At least 50% of the consideration will be in cash; the balance will either be in cash or Cendant common stock, at Cendant's election. We have ample resources to complete this transaction at any time in cash. Our ultimate funding will, of course, be driven by our goal to maintain good credit protection and our investment grade ratings.

         Should Cendant's stock price average more than $12.00 per share for the twenty days preceding the Fairfield shareholder meeting to approve the transaction, the value of the consideration to be paid to Fairfield shareholders will increase. At an average Cendant stock price of $12.00, Fairfield shareholders will receive consideration equal to $15.00 per Fairfield share. The price paid per Fairfield share will rise to a maximum of $16.00 per share of Fairfield stock on a straight line basis as the average Cendant stock price during the twenty day period rises from $12.00 per Cendant share to $13.60.

         The definitive agreement provides that, if we choose to use stock, the number of Cendant common shares to be issued per share of Fairfield Communities common stock will be increased to maintain the value of the consideration to be paid at $15 per Fairfield share.

         It is our intent to only issue equity to the extent necessary to keep our credit ratios in line with the requirements of the various debt rating agencies in order to maintain our current investment grade ratings. If equity is required, we may issue it to a strategic investor, thereby making the deal all cash. We are not required to make this decision until the closing - around the end of the first quarter of 2001 - so we'll have ample time to make an informed decision.

         As part of the transaction, Fairfield may, at the request of Cendant, spin off the property development portion of its business to Fairfield shareholders prior to the completion of the transaction. The new independent property development company would continue to serve as a developer of timeshare resorts. Cendant would serve as the exclusive sales and marketing agent for such facilities and would also provide property management and consumer financing services.

         As a result of the potential spin-off of these properties, Cendant would not be taking these real estate assets onto our balance sheet.

         I would now be pleased to answer some questions.